SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: August 25, 2008	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Announces Results for the Fourth Fiscal Quarter

and Full Fiscal Year Ended June 30, 2008

SHENZHEN, China, August 22, 2008 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today announced its unaudited financial results for the fourth fiscal quarter and full fiscal year ending June 30, 2008.1

Highlights for the Fourth Fiscal Quarter Ended June 30, 2008

•	Noah reported net revenue of RMB97.9 million (US$14.2 million), a 17.9% increase over net revenue of RMB83.1 million during the corresponding period of the previous year.

•	Gross profit was RMB50.1 million (US$7.3 million), or 51.1% of net revenue, compared to RMB37.6 million, or 45.3% of net revenue during the corresponding period of the previous year.

•	Net income was RMB31.2 million (US$4.5 million) compared to RMB4.0 million during the corresponding period of the previous year, an increase of 681.6%.

•

Basic and diluted earnings per share were RMB0.82 (US$0.12) and RMB0.71 (US$0.10) compared to RMB0.09 and RMB0.07 for the fourth quarter of 2007, respectively. Basic and diluted earnings per share, excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP), were RMB0.79 (US$0.12) and RMB0.77 (US$0.11), compared to RMB0.17 and RMB0.15 for the fourth quarter of 2007, respectively.

•	Total sales volume of handheld digital learning devices (DLDs) for the fourth quarter increased 11.7% year-over-year to approximately 78,700.

•

As of June 30, 2008, over 700 schools were signed up for the “Access Noah” program, covering more than 1.6 million students, up from approximately 600 schools and 1.4 million students at the end of March 2008.

“Noah produced sound results during the fourth quarter, bringing the full fiscal year to a solid close,” said Mr. Dong Xu, Noah’s chairman and chief executive officer. “Our core DLD business has continued to grow this quarter. The consistent strength of this business has enabled us to expand into other innovative delivery platforms and systems of content creation, allowing for more comprehensive Noah-branded offerings.”

Mr. Rick Chen, Noah’s executive vice president added, “We strive to provide the best possible products and services to help students

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8591 to US$1.00, the noon buying rate as of June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

learn. With the Access Noah In-school Program, we are steadily building the Noah brand while helping students increase their level of engagement in learning materials and improving in-class learning efficacy. During the last quarter, we established 50 experimental Access Noah classes in five provinces across China. Results from all the experimental classes have shown an increase in student tests scores across academic subjects. We are fully immersed in the test phase of Access Noah Online, our web 2.0 portal that will create an online knowledge-sharing community centered around the Noah brand. The site is set to launch in the first half of fiscal year 2009. In addition, in a company-wide effort to improve our operating efficiency and internal control functions, we have engaged two top-tier international consulting firms in implementing our Enterprise Resource Planning (ERP) project and Sarbanes Oxley compliance (SOX) project. We are confident that these projects will yield substantial savings and improve transparency and internal control measures for the company.”

Financial Results for the Fiscal Quarter Ended June 30, 2008

For the fourth fiscal quarter of 2008, Noah reported net revenue of RMB97.9 million (US$14.2 million), a 17.9% increase over net revenue of RMB83.1 million in the corresponding period of the previous year.

Total sales volume of DLDs for the fourth quarter was approximately 78,700, an 11.7% increase from approximately 70,500 in the fourth quarter of 2007. E-dictionary sales volume decreased to approximately 105,600, a 27.5% decrease from approximately 145,600 the corresponding period last year. The sales results reflect the Company’s strategy of continuous migration toward higher margin DLD products.

Total courseware titles at the end of the fourth quarter were approximately 35,000 compared to 28,000 in the fourth quarter of the previous year. DLD products with Noah’s new proprietary graphic calculator technology, embedded in a number of higher-end DLD products, accounted for approximately 88% of all DLDs sold in the quarter.

Gross profit was RMB50.1 million (US$7.3 million), or 51.1% of net revenue in the fourth quarter, compared to RMB37.6 million, or 45.3% of net revenue in the corresponding period last year. The increase was primarily attributable to the Company’s increased focus on selling higher-end DLDs and also attributable to a decrease in the cost of raw materials. In the fourth quarter, the Company took a charge of approximately RMB6.0 million (US$0.88 million) against dated inventory. The Company expects a reduction in this type of charge in the coming quarters.

Sales and marketing expenses were RMB30.9 million (US$4.5 million), or 31.6% of net revenue, compared to RMB20.1 million, or 24.2% of net revenue in the corresponding period of last year. The increase was primarily due to advancing the schedule of marketing efforts in preparation for the upcoming back-to-school season.

Research and development expenses for the quarter were RMB14.7 million (US$2.1 million), or 15.0% of net revenue. This compares to RMB10.2 million, or 12.3% of net revenue in the corresponding quarter of last year. The increase was primarily due to higher staff costs and third party software, and content development costs.

General and administrative expenses for the quarter were RMB12.5 million (US$1.8 million), or 12.9% of net revenue. This compares to RMB9.1 million, or 10.9% of net revenue in the corresponding quarter of last year. The increase was due to higher staff costs, accrued auditing fees and a charge of aging accounts receivable.

Operating loss for the quarter was approximately RMB1.7 million (US$0.2 million) compared to operating income of RMB3.3 million in the corresponding period last year. This was primarily due to an increase in advertising spending, accrued auditing fees and a one time RMB3.0 million donation to the Sichuan earthquake relief effort. Excluding share-based compensation expenses and the earthquake donation, operating margin for the quarter was 3.9%, compared to 6.6% in the corresponding period last year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased 10.3% to RMB2.5 million (US$0.4 million), up from RMB2.2 million in the corresponding period last year.

Net income for the quarter was RMB31.2 million (US$4.5 million), a 681.6% increase over RMB3.987 million in the fourth quarter of 2007. Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) was RMB30.4 million (US$4.4 million), an increase of 381.6% year-over-year. In the fourth quarter, the Company recorded a gain in the fair value of warrants of RMB3.3 million.

Basic and diluted earnings per share were RMB0.82 (US$0.12) and RMB0.71 (US$0.10), compared to RMB0.09 and RMB0.07 in the fourth quarter of 2007, respectively. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) were RMB0.79 (US$0.12) and RMB0.77 (US$0.11), compared to RMB0.17 and RMB0.15 in the fourth quarter of 2007, respectively. Each ADS represents one ordinary share. The weighted averaged ordinary shares outstanding in calculating basic and diluted earnings per share were 38,190,185 and 39,172,558 respectively.

Unaudited Financial Results for the Full Fiscal Year Ended June 30, 2008

For the fiscal year ended June 30, 2008, Noah reported net revenue of RMB651.9 million (US$95.0 million), a 17.4% increase from net revenue of RMB555.2 million in full fiscal year 2007.

Total sales volume for DLDs for the full year was approximately 589,000, an increase of 5.7% from approximately 557,000 in the full fiscal year of 2007. E-Dictionary sales volume decreased to approximately 630,000, an 18.7% decrease from approximately 776,000 in the previous year. Sales results for both DLDs and E-Dictionaries were in-line with the Company’s expectations.

Gross profit for fiscal year 2008 was RMB333.2 million (US$48.6 million), or 51.1% of net revenue compared to RMB288.7 million, or 52% of net revenue in fiscal year 2007. The Company expects margins to remain in the range of 51% to 52% for the foreseeable future.

Sales and marketing expenses for fiscal year 2008 were RMB197.3 million (US$28.8 million), or 30.3% of net revenue, compared to RMB172.5 million or 31.1% of net revenue in the previous year.

Total operating expenses were RMB300.4 million (US$43.7 million), or 46.1% of net revenue, compared to RMB261.6 million, or 47.1% of net revenue in the previous year.

Operating profit for the fiscal year ended June 30, 2008 was RMB80.4 million (US$11.7 million), or 12.3% of net revenue, compared to RMB67.1 million, or 12.1% of net revenue in the previous year. Operating profit, excluding the one-time earthquake relief donation, was RMB83.4 million (US$12.2 million), or 12.8% of net revenue.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to RMB20.3 million (US$3.0 million), up 37% from RMB14.8 million in the full fiscal year of 2007.

Net income for the fiscal year ended June 30, 2008 was RMB144.9 million (US$21.1 million), a 118.0% increase from RMB66.4 million in the fiscal year ended June 30, 2007. Net income excluding, share-based compensation expenses and the change in the fair value of warrants (non-GAAP), for the fiscal year ended June 30, 2008 was RMB167.1 million (US$24.4 million), a 105.5% increase year-over-year.

Basic and diluted earnings per share amounted to RMB4.14 (US$0.60) and RMB3.95 (US$0.58), respectively. Basic and diluted earnings per share, excluding share-based compensation expenses and the change in the fair value of warrants, were RMB4.77 (US$0.70) and RMB4.56 (US$0.66), respectively.

As of June 30, 2008, Noah had cash and cash equivalents of RMB305.2 million (US$44.5 million). The Company also had approximately RMB714.9 million (US$104.2 million) in both short-term bank deposits and short-term investments.

Outlook for First Quarter of Fiscal Year 2009

Noah expects net revenue for the first quarter of fiscal year 2009 (July 1, 2008 to September 30, 2008) to be approximately RMB250.0 million compared to RMB247.0 million in the corresponding period last year. Noah expects net income for the quarter to be in the range of RMB48.0 million to RMB50.0 million compared to RMB44.5 million for the corresponding period last year. This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call Information

Noah’s management will host an earnings conference call at 8 p.m. on August 21, 2008 U.S. Eastern Daylight Time (8 a.m. on August 22, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-362-4831
Hong Kong:	+852-3002-1672
International:	+1-617-597-5347

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Noah earnings call”.

A replay of the conference call may be accessed by phone at the following number until September 20, 2008

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	24329082

Additionally, a live and archived webcast of this conference call will be available at http://ir.noahtech.com.cn.

About Noah

Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education content to China’s elementary and middle school students. Noah develops and markets interactive educational content, software and delivery platforms that combine traditional education content with digital and multi-media technologies to cater to students’ interests and enhance academic efficiency and performance. Noah employs a nationwide sales network, powerful brand image, and accessible and diversified delivery platforms to attract students to its innovative content. Noah delivers its education content via Noah electronic educational products, Noah’s online website and after-school tutoring centers. The interactive and comprehensive structure of Noah’s offerings encourages students and teachers to form knowledge-sharing communities around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

For more information about Noah, please visit www.noahtech.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

For investor and media inquiries, please contact:

In China:

Wendy Li

Noah Education Holdings Limited

Tel: +86 (755) 8204-3194

E-mail: lixin@noahedu.com

Sarah Kalhorn

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-3073

E-mail: sarah.kalhorn@ogilvy.com

In the United States:

Jessica Barest Cohen

Ogilvy Financial, New York

Tel: +1 (646) 460-9989

E-mail: jessica.cohen@ogilvy.com

Noah Education Holdings Ltd.

Condensed Consolidated Statements of Operations

	Three months ended 30 June		Twelve months ended 30 June
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	RMB	RMB	RMB	RMB
Net revenue	83,080,414	97,942,806	555,225,014	651,934,604
Cost of revenue	(45,439,527)	(47,868,794)	(266,566,385)	(318,759,778)

Gross profit	37,640,887	50,074,012	288,658,629	333,174,825
Total operating expenses	(39,396,486)	(62,379,299)	(261,612,206)	(300,401,475)
Other operating income	5,035,990	10,628,460	40,023,377	47,636,979

Operating income	3,280,391	(1,676,827)	67,069,800	80,410,328
Derivative gain (loss)	(55,207)	3,370,448	(55,207)	(1,868,238)
Interest income	574,921	(1,002,435)	2,306,073	13,716,764
Investment income	0	11,836,546	0	11,836,546
Unrealized holding gain/loss	0	(754,783)	0	(754,783)
Other Non-Operating income	0	18,780,801	0	42,716,342

Income before income taxes	3,800,105	30,553,750	69,320,666	146,056,958
Income taxes	178,132	628,483	(2,892,367)	(1,127,565)

Net income	3,978,237	31,182,233	66,428,299	144,929,393
Preference stock dividends	0	0	(17,705,374)	0
Deemed dividend	(1,540,590)	0	(2,653,072)	(379,092)

Net income attributable to ordinary shareholders	2,437,647	31,182,233	46,069,853	144,550,300

Net income per share
Basic	0.09	0.82	2.32	4.14
Diluted	0.07	0.71	2.15	3.95

Income attributable to shareholders
Basic	1,888,343	31,182,233	49,789,698	137,176,468
Diluted	1,573,865	27,811,785	49,315,450	137,197,683

Weighted average ordinary shares outstanding
Basic	21,473,442	38,190,185	21,473,442	33,155,794
Diluted	21,989,101	39,172,558	22,906,684	34,695,678

Noah Education Holdings Ltd.

Condensed Consolidated Balance Sheet

	March 31, 2008	June 30, 2008
	(Unaudited)	(Unaudited)
	RMB	RMB
Assets:
Current assets
Cash and cash equivalents	1,027,945,912	305,222,860
Short-term bank deposit	0	695,000,000
Short-term investment	0	19,875,217
Accounts receivables, net of allowance	200,202,353	169,141,101
Related party receivables	2,417,793	3,483,866
Inventories	80,127,971	88,203,209
Prepaid expenses, deferred tax assets and other current assets	44,737,650	57,533,030

Total current assets	1,355,431,678	1,338,459,282
Deposit on long-term investment		910,000
Property, plant and equipment, net	17,585,084	17,871,691
Intangible assets, net	6,868,224	5,548,611
Goodwill	0	410,803

Total assets	1,379,884,986	1,363,200,387

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	49,110,695	34,858,000
Other payables, accruals, advances from customers and deferred revenues	41,458,455	35,983,555
Income taxes payable	1,271,907	874,092

Total current liabilities	91,841,057	71,715,647
Warrants	9,376,959	5,830,023

Total liabilities	101,218,015	77,545,670

Mezzanine Equity
Convertible Series A Preference Shares	0	0
Shareholders’ Equity
Ordinary shares	15,395	15,349
Additional paid-in capital	1,172,850,038	1,169,618,982
Accumulated other comprehensive loss	(68,995,467)	(89,958,849)
Retained earnings	174,797,004	205,979,235

Total shareholders’ equity	1,278,666,971	1,285,654,717

Total liabilities and shareholders’ equity	1,379,884,986	1,363,200,387

About Non-GAAP Financial Measures

To supplement its financial information presented in accordance with accounting principles generally accepted in the United States (“GAAP”), Noah uses the following measures defined as non-GAAP measures by the SEC: adjusted gross profit, adjusted operating income and adjusted net income, each excluding share-based compensation expenses and changes in the fair value of warrants issued to Lehman Brothers Commercial Corporation Asia Limited to purchase additional ordinary shares. Noah believes that gross profit, operating income and net income measures on non-GAAP basis indicate Noah’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators management uses as a basis for its planning and forecasting of future periods. By disclosing the non-GAAP amounts, management intends to provide investors with additional information to analyze Noah’s performance and underlying trends. The presentation of these non-GAAP measures is not intended to be considered in isolation or as for financial information prepared and presented in accordance with GAAP. See the table below for a reconciliation of non-GAAP amounts to amounts reported under GAAP.

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended 30 June				Twelve months ended 30 June
	2007		2008		2007		2008
	(Unaudited)		(Unaudited)		(Audited)		(Unaudited)
	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev
GAAP net revenue	83,080,414	100.0%	97,942,806	100.0%	555,225,014	100.0%	651,934,604	100.0%

GAAP gross profit	37,640,887	45.3%	50,074,012	51.1%	288,658,630	52.0%	333,174,825	51.1%
Share-based compensation	73,446	0.1%	63,941	0.1%	375,825	0.1%	379,741	0.1%

Non-GAAP gross profit	37,714,333	45.4%	50,137,953	51.2%	289,034,455	52.1%	333,554,566	51.2%

GAAP operating income	3,280,391	3.9%	(1,676,827)	-1.7%	67,069,801	12.1%	80,410,328	12.3%
Share-based compensation	2,234,414	2.7%	2,466,615	2.5%	14,830,714	2.7%	20,344,641	3.1%

Non-GAAP operating income	5,514,805	6.6%	789,789	0.8%	81,900,515	14.8%	100,754,969	15.5%

GAAP net income	3,978,237	4.8%	31,182,233	31.8%	66,428,301	12.0%	144,929,393	22.2%
Share-based compensation	2,234,414	2.7%	2,466,615	2.5%	14,830,714	2.7%	20,344,641	3.1%
Change in the fair value of warrants	55,207	0.1%	(3,370,448)	-3.4%	55,207	0.0%	1,868,238	0.3%

Non-GAAP net income	6,267,858	7.5%	30,278,400	30.9%	81,314,222	14.6%	167,142,272	25.6%

GAAP net income per share
Basic	0.09		0.82		2.32		4.14
Diluted	0.07		0.71		2.15		3.95

Non-GAAP net income per share
Basic	0.17		0.79		2.85		4.77
Diluted	0.15		0.77		2.66		4.56